================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2002

                           Prana Biotechnology Limited

                              (Name of Registrant)

      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia

                     (Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________________


================================================================================

                           PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.   New Issue Announcement dated November 11, 2002.
2.   New Issue Announcement dated November 21, 2002.
3.   New Issue Announcement dated November 25, 2002.
4.   New Issue Announcement dated December 5, 2002.
5.   New Issue Announcement dated December 13, 2002.

                                                                          ITEM 1

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                      Appendix 3B

                                New issue announcement,
                   application for quotation of additional securities
                                     and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  1/7/96.  Origin:  Appendix  5.  Amended  1/7/98,  1/9/99,  1/7/2000,
30/9/2001, 11/3/2002.


Name of entity
--------------------------------------------------------------------------------
PRANA BIOTECHNOLOGY LIMITED
--------------------------------------------------------------------------------

ABN
------------------------------------
37 080 699 065
------------------------------------

We (the entity) give ASX the following information.


Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

                                       -----------------------------------------
1      +Class of  +securities  issued  a)       Shares
       or to be issued                 b)       Options
                                       c)       Options

                                       -----------------------------------------
                                       -----------------------------------------
2      Number of  +securities  issued  a)       77,774
       or to be issued  (if known) or  b)       200,000
       maximum  number  which  may be  c)       100,000
       issued

                                       -----------------------------------------

                                       -----------------------------------------
3      Principal    terms    of   the  a)      Pari Passu with  existing  quoted
       +securities  (eg,  if options,          ordinary shares
       exercise   price  and   expiry  b)      Options  exercisable  at $0.50 on
       date;     if    partly    paid          or before 01/10/2005.
       +securities,     the    amount  c)      Options  exercisable  at $0.50 on
       outstanding  and due dates for          or before 30/06/2005
       payment;    if    +convertible
       securities,   the   conversion
       price     and     dates    for
       conversion)
                                       -----------------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 1

                                       -----------------------------------------
4      Do   the   +securities    rank       Yes
       equally in all  respects  from
       the date of allotment  with an
       existing   +class   of  quoted
       +securities?

       If the  additional  securities
       do not  rank  equally,  please
       state:
       -   the date from  which  they
           do
       -   the  extent to which  they
           participate  for the  next
           dividend,  (in the case of
           a trust,  distribution) or
           interest payment
       -   the  extent to which  they
           do   not   rank   equally,
           other than in  relation to
           the     next     dividend,
           distribution  or  interest
           payment
                                       -----------------------------------------
                                       -----------------------------------------
5      Issue price or consideration    a)       $0.50 per option
                                       b)       Nil
                                       c)       Nil
                                       -----------------------------------------
                                       -----------------------------------------
6      Purpose of the issue            a)       Exercise of Options
       (If  issued  as  consideration  b)       Performance base - consultant
       for   the    acquisition    of  c)       Employee Incentive Scheme
       assets,    clearly    identify
       those assets)
                                       -----------------------------------------
                                       -----------------------------------------
7       Dates       of       entering  a)       30/9/2002
        +securities              into  b)       31/10/2002
        uncertificated   holdings  or  c)       31/10/2002
        despatch of certificates
                                       -----------------------------------------

                                       --------------------- -------------------
                                       Number                +Class
                                       --------------------- -------------------
8       Number   and  +class  of  all  58,700,574            Ordinary Shares
        +securities   quoted  on  ASX  7,173,810            Options  exercisable
        (including  the securities in                          at  $0.50  on  or
        clause 2 if applicable)                                before   1  March
                                                               2003
                                       --------------------- -------------------

                                       --------------------- -------------------
                                       Number                +Class
                                       --------------------- -------------------
9       Number   and  +class  of  all  20,250,000              Options
        +securities   not  quoted  on                           exercisable at
        ASX       (including      the                           $0.50 on or
        securities  in  clause  2  if                           before 1
        applicable)                    200,000                  December 2004.
                                                               Options
                                                                exercisable at
                                                                $0.50 on or
                                       410,000                  before 20 March
                                                                2004.
                                                               Employee &
                                                                Consultants
                                                                Options
                                                                exercisable at
                                       200,000                  $0.50 on or
                                                                before 30 June
                                                                2003.
                                                               Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 1 October
                                                                2005.
                                       --------------------- -------------------
                                       -----------------------------------------
10      Dividend  policy (in the case  Unchanged
        of  a   trust,   distribution
        policy)   on  the   increased
        capital (interests)
                                       -----------------------------------------


Part 2 -  Bonus issue or pro rata issue

                                       -----------------------------------------
11      Is security  holder  approval
        required?
                                       -----------------------------------------
                                       -----------------------------------------
12      Is the issue  renounceable or
        non-renounceable?
                                       -----------------------------------------
                                       -----------------------------------------
13      Ratio    in     which     the
        +securities will be offered
                                       -----------------------------------------
                                       -----------------------------------------
14      +Class  of   +securities   to
        which the offer relates
                                       -----------------------------------------
                                       -----------------------------------------
15      +Record   date  to  determine
        entitlements
                                       -----------------------------------------
                                       -----------------------------------------
16      Will  holdings  on  different
        registers  (or  subregisters)
        be       aggregated       for
        calculating entitlements?
                                       -----------------------------------------
                                       -----------------------------------------
17      Policy      for      deciding
        entitlements  in  relation to
        fractions
                                       -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 3

                                       -----------------------------------------
18      Names of  countries  in which
        the  entity   has   +security
        holders  who will not be sent
        new issue documents
        Note:  Security  holders must
        be     told     how     their
        entitlements  are to be dealt
        with.
        Cross reference: rule 7.7.
                                       -----------------------------------------
                                       -----------------------------------------
19      Closing  date for  receipt of
        acceptances or renunciations
                                       -----------------------------------------

                                       -----------------------------------------
20      Names of any underwriters

                                       -----------------------------------------
                                       -----------------------------------------
21      Amount  of  any  underwriting
        fee or commission
                                       -----------------------------------------
                                       -----------------------------------------
22      Names of any  brokers  to the
        issue
                                       -----------------------------------------
                                       -----------------------------------------
23      Fee or commission  payable to
        the  broker to the issue
                                       -----------------------------------------
                                       -----------------------------------------
24      Amount  of any  handling  fee
        payable to brokers  who lodge
        acceptances or  renunciations
        on   behalf   of    +security
        holders
                                       -----------------------------------------
                                       -----------------------------------------
25      If the  issue  is  contingent
        on     +security     holders'
        approval,  the  date  of  the
        meeting
                                       -----------------------------------------
                                       -----------------------------------------
26      Date      entitlement     and
        acceptance      form      and
        prospectus     or     Product
        Disclosure  Statement will be
        sent to persons entitled
                                       -----------------------------------------
                                       -----------------------------------------
27      If  the   entity  has  issued
        options,    and   the   terms
        entitle   option  holders  to
        participate on exercise,  the
        date on  which  notices  will
        be sent to option holders
                                       -----------------------------------------
                                       -----------------------------------------
28      Date  rights   trading   will
        begin (if applicable)
                                       -----------------------------------------
                                       -----------------------------------------
29      Date rights  trading will end
        (if applicable)
                                       -----------------------------------------
                                       -----------------------------------------
30      How  do   +security   holders
        sell  their  entitlements  in
        full through a broker?
                                       -----------------------------------------
                                       -----------------------------------------
31      How  do   +security   holders
        sell     part    of     their
        entitlements     through    a
        broker  and  accept  for  the
        balance?
                                       -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 5

                                       -----------------------------------------
32      How  do   +security   holders
        dispose        of       their
        entitlements  (except by sale
        through a broker)?
                                       -----------------------------------------
                                       -----------------------------------------
33      +Despatch date
                                       -----------------------------------------


Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34      Type of securities
        (tick one)

(a)     [  ]  Securities described in Part 1


(b)     [  ]  All other securities

               Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
         1 - 1,000
         1,001 - 5,000
         5,001 - 10,000
         10,001 - 100,000
         100,001 and over

37  [  ] A copy of any trust deed for the additional +securities

(now go to 43)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B  Page 6                                                    11/3/2002

Entities that have ticked box 34(b)

                                        ----------------------------------------
38      Number   of   securities   for
        which +quotation is sought

                                        ----------------------------------------

                                        ----------------------------------------
39      Class   of   +securities   for
        which quotation is sought

                                        ----------------------------------------

                                        ----------------------------------------
40      Do   the   +securities    rank
        equally in all  respects  from
        the date of allotment  with an
        existing   +class   of  quoted
        +securities?

        If the  additional  securities
        do not  rank  equally,  please
        state:
        -   the date from  which  they
            do
        -   the  extent to which  they
            participate  for the  next
            dividend,  (in the case of
            a trust,  distribution) or
            interest payment
        -   the  extent to which  they
            do   not   rank   equally,
            other than in  relation to
            the     next     dividend,
            distribution  or  interest
            payment
                                        ----------------------------------------

                                        ----------------------------------------
41      Reason   for    request    for
        quotation now

        Example:   In  the   case   of
        restricted securities,  end of
        restriction period

        (if issued upon  conversion of
        another   security,    clearly
        identify that other security)

                                        ----------------------------------------

                                        --------------------- ------------------
                                        Number                +Class
                                        --------------------- ------------------
42      Number   and   +class  of  all
        +securities   quoted   on  ASX
        (including  the  securities in
        clause 38)
                                        --------------------- ------------------

(now go to 43)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 7

All entities

Fees

43      Payment method (tick one)

     [  ] Cheque attached

     [  ] Electronic payment made

          Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

     [X] Periodic payment as agreed with the home branch has been arranged

          Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.


Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There  is no  reason  why  those  +securities  should  not be  granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note:An  entity  may  need  to  obtain  appropriate   warranties  from
          subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B  Page 8                                                    11/3/2002

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


Sign here:       /s/Richard Revelins                      Date: 11 November 2002
               (Company secretary)


Print name:    RICHARD REVELINS

                                 == == == == ==


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 9

                                                                          ITEM 2

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   Appendix 3B

                                New issue announcement,
                   application for quotation of additional securities
                                     and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  1/7/96.  Origin:  Appendix  5.  Amended  1/7/98,  1/9/99,  1/7/2000,
30/9/2001, 11/3/2002.

Name of entity
--------------------------------------------------------------------------------
PRANA BIOTECHNOLOGY LIMITED
--------------------------------------------------------------------------------

ABN
------------------------------------
37 080 699 065
------------------------------------

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

                                       -----------------------------------------
1      +Class of  +securities  issued  Shares
       or to be issued

                                       -----------------------------------------
                                       -----------------------------------------
2      Number of  +securities  issued  113,000
       or to be issued  (if known) or
       maximum  number  which  may be
       issued
                                       -----------------------------------------
                                       -----------------------------------------
3      Principal  terms   of  the      Paris passu with existing quoted ordinary
       +securities  (eg,  if options,    shares
       exercise   price  and   expiry
       date;     if    partly    paid
       +securities,     the    amount
       outstanding  and due dates for
       payment;    if    +convertible
       securities,   the   conversion
       price     and     dates    for
       conversion)
                                       -----------------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 1

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------





                                       -----------------------------------------
4      Do   the   +securities    rank  Yes
       equally in all  respects  from
       the date of allotment  with an
       existing   +class   of  quoted
       +securities?

       If the  additional  securities
       do not  rank  equally,  please
       state:

       -   the date from  which  they
           do
       -   the  extent to which  they
           participate  for the  next
           dividend,  (in the case of
           a trust,  distribution) or
           interest payment
       -   the  extent to which  they
           do   not   rank   equally,
           other than in  relation to
           the     next     dividend,
           distribution  or  interest
           payment
                                       -----------------------------------------
                                       -----------------------------------------
5      Issue price or consideration    $0.50 per options
                                       -----------------------------------------
                                       -----------------------------------------
6      Purpose of the issue            Exercise of Options
       (If  issued  as  consideration
       for   the    acquisition    of
       assets,    clearly    identify
       those assets)
                                       -----------------------------------------
                                       -----------------------------------------
7       Dates       of       entering  20 November 2002
        +securities              into
        uncertificated   holdings  or
        despatch of certificates
                                       -----------------------------------------
                                       --------------------- -------------------
                                       Number              +Class
                                       ------------------- ---------------------
8       Number   and  +class  of  all  58,813,574          Ordinary Shares
        +securities   quoted  on  ASX  7,060,310           Options  exercisable
        (including  the securities in                         at  $0.50  on  or
        clause 2 if applicable)                               before   1  March
                                                              2003
                                       ------------------- ---------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 2                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                       --------------------- -------------------
                                       Number                +Class
                                       --------------------- -------------------
9       Number   and  +class  of  all  20,250,000              Options
        +securities   not  quoted  on                           exercisable at
        ASX       (including      the                           $0.50 on or
        securities  in  clause  2  if                           before 1
        applicable)                                             December 2004.
                                       200,000                 Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 20 March
                                                                2004.
                                       410,000                 Employee &
                                                                Consultants
                                                                Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 30 June
                                                                2003.
                                       200,000                 Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 1 October
                                                                2005.
                                       --------------------- -------------------
                                       -----------------------------------------
10      Dividend  policy (in the case  Unchanged
        of  a   trust,   distribution
        policy)   on  the   increased
        capital (interests)            -----------------------------------------


Part 2 -  Bonus issue or pro rata issue

                                       -----------------------------------------
11      Is security  holder  approval
        required?
                                       -----------------------------------------
                                       -----------------------------------------
12      Is the issue  renounceable or
        non-renounceable?
                                       -----------------------------------------
                                       -----------------------------------------
13      Ratio    in     which     the
        +securities will be offered
                                       -----------------------------------------
                                       -----------------------------------------
14      +Class  of   +securities   to
        which the offer relates
                                       -----------------------------------------
                                       -----------------------------------------
15      +Record   date  to  determine
        entitlements
                                       -----------------------------------------
                                       -----------------------------------------
16      Will  holdings  on  different
        registers  (or  subregisters)
        be       aggregated       for
        calculating entitlements?
                                       -----------------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 3

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

                                       -----------------------------------------
17      Policy      for      deciding
        entitlements  in  relation to
        fractions
                                       -----------------------------------------
                                       -----------------------------------------
18      Names of  countries  in which
        the  entity   has   +security
        holders  who will not be sent
        new issue documents
        Note:  Security  holders must
        be     told     how     their
        entitlements  are to be dealt
        with.
        Cross reference: rule 7.7.
                                       -----------------------------------------
                                       -----------------------------------------
19      Closing  date for  receipt of
        acceptances or renunciations
                                       -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 4                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------
                                       -----------------------------------------
20      Names of any underwriters
                                       -----------------------------------------
                                       -----------------------------------------
21      Amount  of  any  underwriting
        fee or commission
                                       -----------------------------------------
                                       -----------------------------------------
22      Names of any  brokers  to the
        issue
                                       -----------------------------------------
                                       -----------------------------------------
23      Fee or commission  payable to
        the  broker to the issue
                                       -----------------------------------------
                                       -----------------------------------------
24      Amount  of any  handling  fee
        payable to brokers  who lodge
        acceptances or  renunciations
        on   behalf   of    +security
        holders
                                       -----------------------------------------
                                       -----------------------------------------
25      If the  issue  is  contingent
        on     +security     holders'
        approval,  the  date  of  the
        meeting
                                       -----------------------------------------
                                       -----------------------------------------
26      Date      entitlement     and
        acceptance      form      and
        prospectus     or     Product
        Disclosure  Statement will be
        sent to persons entitled
                                       -----------------------------------------
                                       -----------------------------------------
27      If  the   entity  has  issued
        options,    and   the   terms
        entitle   option  holders  to
        participate on exercise,  the
        date on  which  notices  will
        be sent to option holders

                                       -----------------------------------------
                                       -----------------------------------------
28      Date  rights   trading   will
        begin (if applicable)
                                       -----------------------------------------
                                       -----------------------------------------
29      Date rights  trading will end
        (if applicable)
                                       -----------------------------------------
                                       -----------------------------------------
30      How  do   +security   holders
        sell  their  entitlements  in
        full through a broker?
                                       -----------------------------------------
                                       -----------------------------------------
31      How  do   +security   holders
        sell     part    of     their
        entitlements     through    a
        broker  and  accept  for  the
        balance?
                                       -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 5

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

                                       -----------------------------------------
32      How  do   +security   holders
        dispose        of       their
        entitlements  (except by sale
        through a broker)?
                                       -----------------------------------------
                                       -----------------------------------------
33      +Despatch date
                                       -----------------------------------------

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34      Type of securities
        (tick one)

(a)     [  ]  Securities described in Part 1

(b)     [  ]  All other securities
               Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35      [  ]   If the  +securities are +equity  securities,  the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36      [  ]  If  the  +securities  are  +equity  securities,   a  distribution
               schedule of the additional +securities setting out the number of holders in the categories

              1 - 1,000
              1,001 - 5,000
              5,001 - 10,000
              10,001 - 100,000
              100,001 and over

37      [  ]  A copy of any trust deed for the additional +securities

(now go to 43)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

Entities that have ticked box 34(b)

                                        ----------------------------------------
38      Number   of   securities   for
        which +quotation is sought
                                        ----------------------------------------
                                        ----------------------------------------
39      Class   of   +securities   for
        which quotation is sought
                                        ----------------------------------------
                                        ----------------------------------------
40      Do   the   +securities    rank
        equally in all  respects  from
        the date of allotment  with an
        existing   +class   of  quoted
        +securities?

        If the  additional  securities
        do not  rank  equally,  please
        state:

        -   the date from  which  they
            do
        -   the  extent to which  they
            participate  for the  next
            dividend,  (in the case of
            a trust,  distribution) or
            interest payment
        -   the  extent to which  they
            do   not   rank   equally,
            other than in  relation to
            the     next     dividend,
            distribution  or  interest
            payment
                                        ----------------------------------------
                                        ----------------------------------------
41      Reason   for    request    for
        quotation now

        Example:   In  the   case   of
        restricted securities,  end of
        restriction period

        (if issued upon  conversion of
        another   security,    clearly
        identify that other security)
                                        ----------------------------------------
                                        --------------------- ------------------
                                        Number                +Class
                                        --------------------- ------------------
42      Number   and   +class  of  all
        +securities   quoted   on  ASX
        (including  the  securities in
        clause 38)
                                        --------------------- ------------------

(now go to 43)


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 7

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------


All entities

Fees

43      Payment method (tick one)

        [  ]   Cheque attached

        [  ]   Electronic payment made
               Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

        [X]    Periodic payment as agreed with the home branch has been arranged
               Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There  is no  reason  why  those  +securities  should  not be  granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:       /s/Richard Revelins                      Date: 21 November 2002
                 (Company secretary)

Print name:    Richard Revelins

                                 == == == == ==

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 9

                                                                          ITEM 3

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   Appendix 3B

                                New issue announcement,
                   application for quotation of additional securities
                                     and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  1/7/96.  Origin:  Appendix  5.  Amended  1/7/98,  1/9/99,  1/7/2000,
30/9/2001, 11/3/2002.

Name of entity
--------------------------------------------------------------------------------
PRANA BIOTECHNOLOGY LIMITED
--------------------------------------------------------------------------------

ABN
------------------------------------
37 080 699 065
------------------------------------

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

                                       -----------------------------------------
1      +Class of  +securities  issued  (a)  Shares
       or to be issued                 (b)  Shares
                                       (c)  Shares
                                       -----------------------------------------
                                       -----------------------------------------
2      Number of  +securities  issued  (a) 20,081
       or to be issued  (if known) or  (b) 33,072
       maximum  number  which  may be  (c)  7,000
       issued
                                       -----------------------------------------
                                       -----------------------------------------
3      Principal  terms   of  the       (a) Pari Passu with existing quoted
       +securities  (eg,  if options,       ordinary shares
       exercise   price  and   expiry   (b) Pari Passu with existing quoted
       date;     if    partly    paid       ordinary shares
       +securities,     the    amount   (c) Pari Passu with existing quoted
       outstanding  and due dates for       ordinary shares
       payment;    if    +convertible
       securities,   the   conversion
       price     and     dates    for
       conversion)
                                       -----------------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 1

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------





                                       -----------------------------------------
4      Do   the   +securities    rank   (a)  Yes
       equally in all  respects  from   (b)  Yes
       the date of allotment  with an   (c)  Yes
       existing   +class   of  quoted
       +securities?

       If the  additional  securities
       do not  rank  equally,  please
       state:

       -   the date from  which  they
           do
       -   the  extent to which  they
           participate  for the  next
           dividend,  (in the case of
           a trust,  distribution) or
           interest payment
       -   the  extent to which  they
           do   not   rank   equally,
           other than in  relation to
           the     next     dividend,
           distribution  or  interest
           payment
                                       -----------------------------------------
                                       -----------------------------------------
5      Issue price or consideration     (a)   $0.50 per option
                                        (b)   $0.50 per option
                                        (c)   $0.50 per option
                                       -----------------------------------------
                                       -----------------------------------------
6      Purpose of the issue             (a)  Exercise of Options
       (If  issued  as  consideration   (b)  Exercise of Options
       for   the    acquisition    of   (c)  Exercise of Options
       assets,    clearly    identify
       those assets)
                                       -----------------------------------------
                                       -----------------------------------------
7       Dates       of       entering   (a)  15/10/2002
        +securities              into   (b)  22/10/2002
        uncertificated   holdings  or   (c)  25/10/2002
        despatch of certificates
                                       -----------------------------------------
                                       --------------------- -------------------
                                       Number              +Class
                                       ------------------- ---------------------
8       Number   and  +class  of  all  58,873,727 (PBT)    Ordinary Shares
        +securities   quoted  on  ASX  7,000,157  (PBTO)   Options  exercisable
        (including  the securities in                         at  $0.50  on  or
        clause 2 if applicable)                               before   1  March
                                                              2003
                                       ------------------- ---------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 2                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                       --------------------- -------------------
                                       Number                +Class
                                       --------------------- -------------------
9       Number   and  +class  of  all  20,250,000  (PBTAK)     Options
        +securities   not  quoted  on                           exercisable at
        ASX       (including      the                           $0.50 on or
        securities  in  clause  2  if                           before 1
        applicable)                                             December 2004.
                                       200,000     (PBTAM)     Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 20 March
                                                                2004.
                                       410,000     (PBTAO)      Employee &
                                                                Consultants
                                                                Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 30 June
                                                                2003.
                                       200,000    (PBTAQ)      Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 1 October
                                                                2005.
                                       --------------------- -------------------
                                       -----------------------------------------
10      Dividend  policy (in the case  Unchanged
        of  a   trust,   distribution
        policy)   on  the   increased
        capital (interests)            -----------------------------------------


Part 2 -  Bonus issue or pro rata issue

                                       -----------------------------------------
11      Is security  holder  approval
        required?
                                       -----------------------------------------
                                       -----------------------------------------
12      Is the issue  renounceable or
        non-renounceable?
                                       -----------------------------------------
                                       -----------------------------------------
13      Ratio    in     which     the
        +securities will be offered
                                       -----------------------------------------
                                       -----------------------------------------
14      +Class  of   +securities   to
        which the offer relates
                                       -----------------------------------------
                                       -----------------------------------------
15      +Record   date  to  determine
        entitlements
                                       -----------------------------------------
                                       -----------------------------------------
16      Will  holdings  on  different
        registers  (or  subregisters)
        be       aggregated       for
        calculating entitlements?
                                       -----------------------------------------
                                       -----------------------------------------
17      Policy      for      deciding
        entitlements  in  relation to
        fractions
                                       -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 3

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------


                                       -----------------------------------------
18      Names of  countries  in which
        the  entity   has   +security
        holders  who will not be sent
        new issue documents
        Note:  Security  holders must
        be     told     how     their
        entitlements  are to be dealt
        with.
        Cross reference: rule 7.7.
                                       -----------------------------------------
                                       -----------------------------------------
19      Closing  date for  receipt of
        acceptances or renunciations
                                       -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 4                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------
                                       -----------------------------------------
20      Names of any underwriters
                                       -----------------------------------------
                                       -----------------------------------------
21      Amount  of  any  underwriting
        fee or commission
                                       -----------------------------------------
                                       -----------------------------------------
22      Names of any  brokers  to the
        issue
                                       -----------------------------------------
                                       -----------------------------------------
23      Fee or commission  payable to
        the  broker to the issue
                                       -----------------------------------------
                                       -----------------------------------------
24      Amount  of any  handling  fee
        payable to brokers  who lodge
        acceptances or  renunciations
        on   behalf   of    +security
        holders
                                       -----------------------------------------
                                       -----------------------------------------
25      If the  issue  is  contingent
        on     +security     holders'
        approval,  the  date  of  the
        meeting
                                       -----------------------------------------
                                       -----------------------------------------
26      Date      entitlement     and
        acceptance      form      and
        prospectus     or     Product
        Disclosure  Statement will be
        sent to persons entitled
                                       -----------------------------------------
                                       -----------------------------------------
27      If  the   entity  has  issued
        options,    and   the   terms
        entitle   option  holders  to
        participate on exercise,  the
        date on  which  notices  will
        be sent to option holders

                                       -----------------------------------------
                                       -----------------------------------------
28      Date  rights   trading   will
        begin (if applicable)
                                       -----------------------------------------
                                       -----------------------------------------
29      Date rights  trading will end
        (if applicable)
                                       -----------------------------------------
                                       -----------------------------------------
30      How  do   +security   holders
        sell  their  entitlements  in
        full through a broker?
                                       -----------------------------------------
                                       -----------------------------------------
31      How  do   +security   holders
        sell     part    of     their
        entitlements     through    a
        broker  and  accept  for  the
        balance?
                                       -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 5

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

                                       -----------------------------------------
32      How  do   +security   holders
        dispose        of       their
        entitlements  (except by sale
        through a broker)?
                                       -----------------------------------------
                                       -----------------------------------------
33      +Despatch date
                                       -----------------------------------------

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34      Type of securities
        (tick one)

(a)     [  ]  Securities described in Part 1

(b)     [  ]  All other securities
               Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35      [  ]   If the  +securities are +equity  securities,  the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36      [  ]  If  the  +securities  are  +equity  securities,   a  distribution
               schedule of the additional +securities setting out the number of holders in the categories

              1 - 1,000
              1,001 - 5,000
              5,001 - 10,000
              10,001 - 100,000
              100,001 and over

37      [  ]  A copy of any trust deed for the additional +securities

(now go to 43)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

Entities that have ticked box 34(b)

                                        ----------------------------------------
38      Number   of   securities   for
        which +quotation is sought
                                        ----------------------------------------
                                        ----------------------------------------
39      Class   of   +securities   for
        which quotation is sought
                                        ----------------------------------------
                                        ----------------------------------------
40      Do   the   +securities    rank
        equally in all  respects  from
        the date of allotment  with an
        existing   +class   of  quoted
        +securities?

        If the  additional  securities
        do not  rank  equally,  please
        state:

        -   the date from  which  they
            do
        -   the  extent to which  they
            participate  for the  next
            dividend,  (in the case of
            a trust,  distribution) or
            interest payment
        -   the  extent to which  they
            do   not   rank   equally,
            other than in  relation to
            the     next     dividend,
            distribution  or  interest
            payment
                                        ----------------------------------------
                                        ----------------------------------------
41      Reason   for    request    for
        quotation now

        Example:   In  the   case   of
        restricted securities,  end of
        restriction period

        (if issued upon  conversion of
        another   security,    clearly
        identify that other security)
                                        ----------------------------------------
                                        --------------------- ------------------
                                        Number                +Class
                                        --------------------- ------------------
42      Number   and   +class  of  all
        +securities   quoted   on  ASX
        (including  the  securities in
        clause 38)
                                        --------------------- ------------------

(now go to 43)


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 7

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------


All entities

Fees

43      Payment method (tick one)

        [  ]   Cheque attached

        [  ]   Electronic payment made
               Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

        [X]    Periodic payment as agreed with the home branch has been arranged
               Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There  is no  reason  why  those  +securities  should  not be  granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:       /s/Richard Revelins                      Date: 25 November 2002
                 (Company secretary)

Print name:    Richard Revelins

                                 == == == == ==

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 9

                                                                          ITEM 4

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   Appendix 3B

                                New issue announcement,
                   application for quotation of additional securities
                                     and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  1/7/96.  Origin:  Appendix  5.  Amended  1/7/98,  1/9/99,  1/7/2000,
30/9/2001, 11/3/2002.

Name of entity
--------------------------------------------------------------------------------
PRANA BIOTECHNOLOGY LIMITED
--------------------------------------------------------------------------------

ABN
------------------------------------
37 080 699 065
------------------------------------

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

                                       -----------------------------------------
1 +Class of +securities issued Ordinary Shares or to be issued

                                       -----------------------------------------
                                       -----------------------------------------
2      Number of  +securities  issued  15,318
       or to be issued  (if known) or
       maximum  number  which  may be
       issued
                                       -----------------------------------------
                                       -----------------------------------------
3      Principal  terms   of  the      Pari passu with existing quoted ordinary
       +securities  (eg,  if options,    shares
       exercise   price  and   expiry
       date;     if    partly    paid
       +securities,     the    amount
       outstanding  and due dates for
       payment;    if    +convertible
       securities,   the   conversion
       price     and     dates    for
       conversion)
                                       -----------------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 1

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------





                                       -----------------------------------------
4      Do   the   +securities    rank  Yes
       equally in all  respects  from
       the date of allotment  with an
       existing   +class   of  quoted
       +securities?

       If the  additional  securities
       do not  rank  equally,  please
       state:

       -   the date from  which  they
           do
       -   the  extent to which  they
           participate  for the  next
           dividend,  (in the case of
           a trust,  distribution) or
           interest payment
       -   the  extent to which  they
           do   not   rank   equally,
           other than in  relation to
           the     next     dividend,
           distribution  or  interest
           payment
                                       -----------------------------------------
                                       -----------------------------------------
5      Issue price or consideration    $1.74 per share
                                       -----------------------------------------
                                       -----------------------------------------
6      Purpose of the issue            In lieu of US$15,000 corporate advisory
       (If  issued  as  consideration  fees.
       for   the    acquisition    of
       assets,    clearly    identify
       those assets)
                                       -----------------------------------------
                                       -----------------------------------------
7       Dates       of       entering  4 December 2002
        +securities              into
        uncertificated   holdings  or
        despatch of certificates
                                       -----------------------------------------
                                       --------------------- -------------------
                                       Number              +Class
                                       ------------------- ---------------------
8       Number   and  +class  of  all  58,889,045 (PBT)    Ordinary Shares
        +securities   quoted  on  ASX  7,000,157  (PBTO)   Options  exercisable
        (including  the securities in                         at  $0.50  on  or
        clause 2 if applicable)                               before   1  March
                                                              2003
                                       ------------------- ---------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 2                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                       --------------------- -------------------
                                       Number                +Class
                                       --------------------- -------------------
9       Number   and  +class  of  all  20,250,000  (PBTAK)    Options
        +securities   not  quoted  on                           exercisable at
        ASX       (including      the                           $0.50 on or
        securities  in  clause  2  if                           before 1
        applicable)                                             December 2004.
                                       200,000     (PBTAM)     Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 20 March
                                                                2004.
                                       410,000     (PBTAO)     Employee &
                                                                Consultants
                                                                Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 30 June
                                                                2003.
                                       200,000     (PBTAQ)     Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 1 October
                                                                2005.
                                       --------------------- -------------------
                                       -----------------------------------------
10      Dividend  policy (in the case  Unchanged
        of  a   trust,   distribution
        policy)   on  the   increased
        capital (interests)            -----------------------------------------


Part 2 -  Bonus issue or pro rata issue

                                       -----------------------------------------
11      Is security  holder  approval
        required?
                                       -----------------------------------------
                                       -----------------------------------------
12      Is the issue  renounceable or
        non-renounceable?
                                       -----------------------------------------
                                       -----------------------------------------
13      Ratio    in     which     the
        +securities will be offered
                                       -----------------------------------------
                                       -----------------------------------------
14      +Class  of   +securities   to
        which the offer relates
                                       -----------------------------------------
                                       -----------------------------------------
15      +Record   date  to  determine
        entitlements
                                       -----------------------------------------
                                       -----------------------------------------
16      Will  holdings  on  different
        registers  (or  subregisters)
        be       aggregated       for
        calculating entitlements?
                                       -----------------------------------------
                                       -----------------------------------------
17      Policy      for      deciding
        entitlements  in  relation to
        fractions
                                       -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 3

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------
                                       -----------------------------------------
18      Names of  countries  in which
        the  entity   has   +security
        holders  who will not be sent
        new issue documents
        Note:  Security  holders must
        be     told     how     their
        entitlements  are to be dealt
        with.
        Cross reference: rule 7.7.
                                       -----------------------------------------
                                       -----------------------------------------
19      Closing  date for  receipt of
        acceptances or renunciations
                                       -----------------------------------------
                                       -----------------------------------------
20      Names of any underwriters
                                       -----------------------------------------
                                       -----------------------------------------
21      Amount  of  any  underwriting
        fee or commission
                                       -----------------------------------------
                                       -----------------------------------------
22      Names of any  brokers  to the
        issue
                                       -----------------------------------------
                                       -----------------------------------------
23      Fee or commission  payable to
        the  broker to the issue
                                       -----------------------------------------
                                       -----------------------------------------
24      Amount  of any  handling  fee
        payable to brokers  who lodge
        acceptances or  renunciations
        on   behalf   of    +security
        holders
                                       -----------------------------------------
                                       -----------------------------------------
25      If the  issue  is  contingent
        on     +security     holders'
        approval,  the  date  of  the
        meeting
                                       -----------------------------------------
                                       -----------------------------------------
26      Date      entitlement     and
        acceptance      form      and
        prospectus     or     Product
        Disclosure  Statement will be
        sent to persons entitled
                                       -----------------------------------------
                                       -----------------------------------------
27      If  the   entity  has  issued
        options,    and   the   terms
        entitle   option  holders  to
        participate on exercise,  the
        date on  which  notices  will
        be sent to option holders
                                       -----------------------------------------
                                       -----------------------------------------
28      Date  rights   trading   will
        begin (if applicable)
                                       -----------------------------------------
                                       -----------------------------------------
29      Date rights  trading will end
        (if applicable)                -----------------------------------------
                                       -----------------------------------------
30      How  do   +security   holders
        sell  their  entitlements  in
        full through a broker?         -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.
Appendix 3B Page 4                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------
                                       -----------------------------------------
31      How  do   +security   holders
        sell     part    of     their
        entitlements     through    a
        broker  and  accept  for  the
        balance?
                                       -----------------------------------------
                                       -----------------------------------------
32      How  do   +security   holders
        dispose        of       their
        entitlements  (except by sale
        through a broker)?
                                       -----------------------------------------
                                       -----------------------------------------
33      +Despatch date
                                       -----------------------------------------

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34      Type of securities
        (tick one)

(a)     [X]   Securities described in Part 1

(b)     [  ]  All other securities
               Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35      [  ]   If the  +securities are +equity  securities,  the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36      [  ]  If  the  +securities  are  +equity  securities,   a  distribution
               schedule of the additional +securities setting out the number of holders in the categories

              1 - 1,000
              1,001 - 5,000
              5,001 - 10,000
              10,001 - 100,000
              100,001 and over

37      [  ]  A copy of any trust deed for the additional +securities

(now go to 43)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 5

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

Entities that have ticked box 34(b)

                                        ----------------------------------------
38      Number   of   securities   for
        which +quotation is sought
                                        ----------------------------------------
                                        ----------------------------------------
39      Class   of   +securities   for
        which quotation is sought
                                        ----------------------------------------
                                        ----------------------------------------
40      Do   the   +securities    rank
        equally in all  respects  from
        the date of allotment  with an
        existing   +class   of  quoted
        +securities?

        If the  additional  securities
        do not  rank  equally,  please
        state:

        -   the date from  which  they
            do
        -   the  extent to which  they
            participate  for the  next
            dividend,  (in the case of
            a trust,  distribution) or
            interest payment
        -   the  extent to which  they
            do   not   rank   equally,
            other than in  relation to
            the     next     dividend,
            distribution  or  interest
            payment
                                        ----------------------------------------
                                        ----------------------------------------
41      Reason   for    request    for
        quotation now

        Example:   In  the   case   of
        restricted securities,  end of
        restriction period

        (if issued upon  conversion of
        another   security,    clearly
        identify that other security)
                                        ----------------------------------------
                                        --------------------- ------------------
                                        Number                +Class
                                        --------------------- ------------------
42      Number   and   +class  of  all
        +securities   quoted   on  ASX
        (including  the  securities in
        clause 38)
                                        --------------------- ------------------

(now go to 43)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                     11/3/2002

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

All entities

Fees

43      Payment method (tick one)

        [  ]   Cheque attached

        [  ]   Electronic payment made
               Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

        [X]    Periodic payment as agreed with the home branch has been arranged
               Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There  is no  reason  why  those  +securities  should  not be  granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3B  Page 7

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:       /s/Richard Revelins                      Date: 5 December 2002
                 (Company secretary)

Print name:    Richard Revelins

                                 == == == == ==





--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                     11/3/2002

                                                                          ITEM 5

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   Appendix 3B

                                New issue announcement,
                   application for quotation of additional securities
                                     and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  1/7/96.  Origin:  Appendix  5.  Amended  1/7/98,  1/9/99,  1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
--------------------------------------------------------------------------------
PRANA BIOTECHNOLOGY LIMITED
--------------------------------------------------------------------------------

ABN
------------------------------------
37 080 699 065
------------------------------------

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

                                       -----------------------------------------
1 +Class of +securities issued Ordinary Shares or to be issued

                                       -----------------------------------------
                                       -----------------------------------------
2      Number of  +securities  issued  50,000
       or to be issued  (if known) or
       maximum  number  which  may be
       issued
                                       -----------------------------------------
                                       -----------------------------------------
3      Principal  terms   of  the      Pari passu with existing quoted ordinary
       +securities  (eg,  if options,    shares
       exercise   price  and   expiry
       date;     if    partly    paid
       +securities,     the    amount
       outstanding  and due dates for
       payment;    if    +convertible
       securities,   the   conversion
       price     and     dates    for
       conversion)
                                       -----------------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                     Appendix 3B  Page 1

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------


                                       -----------------------------------------
4      Do   the   +securities    rank  Yes
       equally in all  respects  from
       the date of allotment  with an
       existing   +class   of  quoted
       +securities?

       If the  additional  securities
       do not  rank  equally,  please
       state:

       -   the date from  which  they
           do
       -   the  extent to which  they
           participate  for the  next
           dividend,  (in the case of
           a trust,  distribution) or
           interest payment
       -   the  extent to which  they
           do   not   rank   equally,
           other than in  relation to
           the     next     dividend,
           distribution  or  interest
           payment
                                       -----------------------------------------
                                       -----------------------------------------
5      Issue price or consideration    $0.50 per share
                                       -----------------------------------------
                                       -----------------------------------------
6      Purpose of the issue            Exercise of Unlisted Options
       (If  issued  as  consideration
       for   the    acquisition    of
       assets,    clearly    identify
       those assets)
                                       -----------------------------------------
                                       -----------------------------------------
7       Dates       of       entering  13/12/02
        +securities              into
        uncertificated   holdings  or
        despatch of certificates
                                       -----------------------------------------
                                       --------------------- -------------------
                                       Number              +Class
                                       ------------------- ---------------------
8       Number   and  +class  of  all  58,939,045 (PBT)    Ordinary Shares
        +securities   quoted  on  ASX  7,000,157  (PBTO)   Options  exercisable
        (including  the securities in                         at  $0.50  on  or
        clause 2 if applicable)                               before   1  March
                                                              2003
                                       ------------------- ---------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 2                                                      1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                       --------------------- -------------------
                                       Number                +Class
                                       --------------------- -------------------
9       Number   and  +class  of  all  20,200,000  (PBTAK)    Options
        +securities   not  quoted  on                           exercisable at
        ASX       (including      the                           $0.50 on or
        securities  in  clause  2  if                           before 1
        applicable)                                             December 2004.
                                       200,000     (PBTAM)     Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 20 March
                                                                2004.
                                       410,000     (PBTAO)     Employee &
                                                                Consultants
                                                                Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 30 June
                                                                2003.
                                       200,000     (PBTAQ)     Options
                                                                exercisable at
                                                                $0.50 on or
                                                                before 1 October
                                                                2005.
                                       --------------------- -------------------
                                       -----------------------------------------
10      Dividend  policy (in the case  Unchanged
        of  a   trust,   distribution
        policy)   on  the   increased
        capital (interests)            -----------------------------------------


Part 2 -  Bonus issue or pro rata issue

                                       -----------------------------------------
11      Is security  holder  approval
        required?
                                       -----------------------------------------
                                       -----------------------------------------
12      Is the issue  renounceable or
        non-renounceable?
                                       -----------------------------------------
                                       -----------------------------------------
13      Ratio    in     which     the
        +securities will be offered
                                       -----------------------------------------
                                       -----------------------------------------
14      +Class  of   +securities   to
        which the offer relates
                                       -----------------------------------------
                                       -----------------------------------------
15      +Record   date  to  determine
        entitlements
                                       -----------------------------------------
                                       -----------------------------------------
16      Will  holdings  on  different
        registers  (or  subregisters)
        be       aggregated       for
        calculating entitlements?
                                       -----------------------------------------
                                       -----------------------------------------
17      Policy      for      deciding
        entitlements  in  relation to
        fractions
                                       -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                     Appendix 3B  Page 3

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------
                                       -----------------------------------------
18      Names of  countries  in which
        the  entity   has   +security
        holders  who will not be sent
        new issue documents
        Note:  Security  holders must
        be     told     how     their
        entitlements  are to be dealt
        with.
        Cross reference: rule 7.7.
                                       -----------------------------------------
                                       -----------------------------------------
19      Closing  date for  receipt of
        acceptances or renunciations
                                       -----------------------------------------
                                       -----------------------------------------
20      Names of any underwriters
                                       -----------------------------------------
                                       -----------------------------------------
21      Amount  of  any  underwriting
        fee or commission
                                       -----------------------------------------
                                       -----------------------------------------
22      Names of any  brokers  to the
        issue
                                       -----------------------------------------
                                       -----------------------------------------
23      Fee or commission  payable to
        the  broker to the issue
                                       -----------------------------------------
                                       -----------------------------------------
24      Amount  of any  handling  fee
        payable to brokers  who lodge
        acceptances or  renunciations
        on   behalf   of    +security
        holders                        -----------------------------------------
                                       -----------------------------------------
25      If the  issue  is  contingent
        on     +security     holders'
        approval,  the  date  of  the
        meeting                        -----------------------------------------
                                       -----------------------------------------
26      Date      entitlement     and
        acceptance      form      and
        prospectus     or     Product
        Disclosure  Statement will be
        sent to persons entitled
                                       -----------------------------------------
                                       -----------------------------------------
27      If  the   entity  has  issued
        options,    and   the   terms
        entitle   option  holders  to
        participate on exercise,  the
        date on  which  notices  will
        be sent to option holders
                                       -----------------------------------------
                                       -----------------------------------------
28      Date  rights   trading   will
        begin (if applicable)
                                       -----------------------------------------
                                       -----------------------------------------
29      Date rights  trading will end
        (if applicable)                -----------------------------------------
                                       -----------------------------------------
30      How  do   +security   holders
        sell  their  entitlements  in
        full through a broker?
                                       -----------------------------------------
--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.
Appendix 3B Page 4                                                      1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------
                                       -----------------------------------------
31      How  do   +security   holders
        sell     part    of     their
        entitlements     through    a
        broker  and  accept  for  the
        balance?
                                       -----------------------------------------
                                       -----------------------------------------
32      How  do   +security   holders
        dispose        of       their
        entitlements  (except by sale
        through a broker)?
                                       -----------------------------------------
                                       -----------------------------------------
33      +Despatch date
                                       -----------------------------------------

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34      Type of securities
        (tick one)

(a)     [X]   Securities described in Part 1

(b)     [  ]  All other securities
               Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35      [  ]   If the  +securities are +equity  securities,  the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36      [  ]  If  the  +securities  are  +equity  securities,   a  distribution
               schedule of the additional +securities setting out the number of holders in the categories

              1 - 1,000
              1,001 - 5,000
              5,001 - 10,000
              10,001 - 100,000
              100,001 and over

37      [  ]  A copy of any trust deed for the additional +securities


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                     Appendix 3B  Page 5

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

Entities that have ticked box 34(b)

                                        ----------------------------------------
38      Number   of   securities   for
        which +quotation is sought
                                        ----------------------------------------
                                        ----------------------------------------
39      Class   of   +securities   for
        which quotation is sought
                                        ----------------------------------------
                                        ----------------------------------------
40      Do   the   +securities    rank
        equally in all  respects  from
        the date of allotment  with an
        existing   +class   of  quoted
        +securities?

        If the  additional  securities
        do not  rank  equally,  please
        state:

        -   the date from  which  they
            do
        -   the  extent to which  they
            participate  for the  next
            dividend,  (in the case of
            a trust,  distribution) or
            interest payment
        -   the  extent to which  they
            do   not   rank   equally,
            other than in  relation to
            the     next     dividend,
            distribution  or  interest
            payment
                                        ----------------------------------------
                                        ----------------------------------------
41      Reason   for    request    for
        quotation now

        Example:   In  the   case   of
        restricted securities,  end of
        restriction period

        (if issued upon  conversion of
        another   security,    clearly
        identify that other security)
                                        ----------------------------------------
                                        --------------------- ------------------
                                        Number                +Class
                                        --------------------- ------------------
42      Number   and   +class  of  all
        +securities   quoted   on  ASX
        (including  the  securities in
        clause 38)
                                        --------------------- ------------------



--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                      1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

All entities


Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There  is no  reason  why  those  +securities  should  not be  granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                     Appendix 3B  Page 7

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:       /s/Richard Revelins                      Date: 13 December 2002
                 (Director/Company secretary)

Print name:    Richard Revelins

                                 == == == == ==





--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                      1/1/2003

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PRANA BIOTECHNOLOGY LIMITED

                                                     (Registrant)

                                            By /s/ Geoffrey Kempler
                                               --------------------

                                                     Geoffrey Kempler,
                                                     Executive Chairman

Date:  December 23, 2002